SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem net income increases to R$ 541 million in the nine
months of 2007

EBITDA rises to R$ 2.5 billion in the same period

São Paulo, November 7, 2007 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third largest Brazilian industrial company owned by the private sector, announces today its results for the third quarter of 2007 (3Q07).
With the acquisition of the petrochemical assets of the Ipiranga Group by Braskem and Petrobras, in the respective proportions of 60/40, Braskem took over the management of these assets as of April 18, 2007. Accordingly, this release consists of information and comments on the consolidated results. These results include 100% of the results of Ipiranga Química, Ipiranga Petroquímica and Copesul, with the related elimination of minority interests in all these companies, as well as the pro rata consolidation (in accordance with CVM Instruction 247) of the interests in Petroflex Indústria e Comércio S/A (Petroflex) and Cetrel S.A. - Empresa de Proteção Ambiental. For more details on the consolidation process, see Exhibit II at the end of this release.
The comparison periods (3Q06, 2Q07, 9M06 and 9M07) are presented on a pro forma basis, as if the above-mentioned acquisition and its effects on the consolidation had taken place on January 1, 2006. Inputs used in the preparation of pro forma financial information are derived from financial interim statements reviewed by independent external auditors.

On September 30, 2007, the Brazilian real/U.S. dollar exchange rate was R$ 1.8389 /US$ 1.00.

1. HIGHLIGHTS:

1.1 3Q07 register records in resins production and sales volume
Braskem registered in 3Q07 a record thermoplastic resins production volume of 714,000 tons. This performance is a result of competitiveness programs implemented throughout the last three years aiming at increasing the capacity, efficiency and operational reliability of our plants.
Domestic sales volume for resins in 3Q07 also reached its peak. This volume was 551,000 tons, a 5% increase when compared to 3Q06, which was the highest quarter in domestic sales volume for the last two years. In addition, Braskem resins sales to the export market were concentrated in South America and Europe where the Company export sales are most profitable.

1.2 Net revenue rises 10% to R$ 14 billion in 9M07:
Braskem recorded consolidated net revenue of R$ 14.0 billion in the period from January to September 2007, an increase of 10% in relation to the net revenue of R$ 12.7 billion in 9M06, mainly driven by:
   a. growth in sales volumes of: (i) 5% in thermoplastic resins (PE, PP and PVC), (ii) 7% in ethylene and propylene, and (iii) 14% in aromatics (benzene, toluene and xylenes)
   b. better prices, with price increases of 6% in resins and 10% in aromatics
Another factor driving this increase was the growth of R$ 630 million in revenue from the resale of condensate by Copesul.
In dollar terms, net revenue grew by 20% to US$ 7.0 billion in 9M07, up from US$ 5.8 billion in 9M06.

In the last 12 months, consolidated net revenue was R$ 18.2 billion, or US$ 9 billion.

For further information visit our website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3443 9178	Phone: (+55 11) 3443 9744	Phone: (+55 11) 3443 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

1.3 Consolidated EBITDA1 rises to R$ 2.5 billion in 9M07, with margin of 18%:
Braskem consolidated EBITDA was R$ 2.5 billion in 9M07, up 21% on the EBITDA of R$ 2.1 billion reported in 9M06, reflecting the improvement in the Company’s operating performance, driven by the effectiveness of the Company’s operational and sales strategy, even though naphtha price went up by 10%, in dollars, and the real appreciated 8%. EBITDA margin was 18.0% in 9M07, 1.6 percentage points higher than the 16.4% registered in 9M06.

In dollar terms, EBITDA in 9M07 was US$ 1.3 billion, an increase of 32% in relation to the EBITDA of US$ 1.0 in 9M06.
In the past 12 months, EBITDA was R$ 3.5 billion, equivalent to US$ 1.7 billion, with EBITDA margin of 19.0% .

1.4 General and administrative expenses fall 18% versus 2Q07:
General and administrative expenses were R$169 million, declining R$ 37 million or 18% from the level of these expenses in 2Q07, already reflecting the effort to cut fixed costs initiated by Braskem that was announced to the market in 2Q07. The results of this program are expected to surpass R$ 100 million in annual and recurring gains and will be fully recognized as of 2008.

1.5 Net Income in 9M07 increases 1,331% to R$ 541 million:
Braskem consolidated net income was R$ 541 million in 9M07, an increase of 1,331% from the net income of R$ 38 million posted in 9M06. The increase reflects the improved operating and financial income in the year.

The key macro indicators of Braskem's consolidated performance are shown below:

1.6 Successful offer for Copesul shares:
Braskem concluded yet another phase of the consolidation process of the petrochemical industry in Brazil with the successful auction under the Public Offering of Shares to Delist Copesul. At the auction, EDSP58 Participações S.A., a company controlled by Braskem, acquired 34,040,927 common shares in Copesul, representing 98.6% of the shares authorized to participate in the offering, held on October 5, 2007, for

____________________
1 EBITDA may be defined as earnings before financial result, income tax and social contribution tax, depreciation and amortization, and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporate Law or U.S. Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

R$ 38.02 (thirty-eight real and two cents) per share. Financial settlement of the R$ 1.3 billion transaction was effected on October 10, 2007.

Following verification of compliance with the regulations applicable to the transaction, on October 18, 2007 the CVM, Brazil’s Securities and Exchange Commission, proceeded to cancel Copesul’s registration as a publicly held company.

As a consequence of the strong adherence of minority shareholders to the Public Offer, the board of directors of Copesul will eventually call a general meeting of shareholders to deliberate on the redemption of these shares at the price offered at the auction updated by the variation in the Reference Rate – TR plus six percent (6%) per year.

The outcome of the offer was an important step in the consolidation process of Petrochemical Complex of Triunfo and reaffirmed Braskem commitment with transparency and value creation to its shareholders.

1.7 Braskem exercises preemptive rights to acquire the Petroflex shares held by Suzano:

Braskem exercised its right of first refusal to acquire the shares in Petroflex held indirectly by Suzano Petroquímica S.A., due to the sale of control of the latter company to Petróleo Brasileiro S.A. (Petrobras). On October 31, 2007, with the exercise of the preemptive rights, Braskem’s interest in the capital stock of Petroflex increased from 20.12% to 33.53%, with its interest in the voting capital increasing from 20.14% to 33.57% .
The first-refusal rights were exercised at the book value of Petroflex, which represents a financial gain of approximately R$ 55 million when compared to market price at that date. The amount disbursed for the transaction was approximately R$ 61 million.

2. OPERATING PERFORMANCE:

Braskem’s operating strategy is based on optimizing assets by maintaining high capacity utilization rates at all of its industrial units, and prioritizing the sale of higher value-added products in more profitable markets and segments. As a result of this effort, the Company has registered high levels of operating reliability, and also reduced the volatility in the capacity utilization rates of its plants.

In 3Q07, considering the Braskem and Ipiranga Petroquímica units, PP plants operated at 95% capacity utilization rates, PE plants at 92%, and PVC plants at 89% (due to the unscheduled maintenance stoppages at the MVC and PVC plants at Camaçari). The ethylene capacity utilization rate at Braskem and Copesul was 94%, with Copesul (which experienced some operational problems in August) operating at 95% and the Basic Petrochemicals Unit running at 92%.

The evolution of capacity utilization rates for the main products of Braskem consolidated is shown below.

The consistent growth since the beginning of 2006 in olefins (ethylene and propylene) and thermoplastic resins production volumes is an evidence of the investments made in order to increase productivity and the operational reliability of our plants. Therefore, in 3Q07 Braskem reached a record thermoplastic resin production volume of 714,000 tons.

The Polyolefins business (Braskem and Ipiranga Petroquímica) recorded production volume in the quarter in line with that in 2Q07 and 3Q06, while production volume in 9M07 was 3% higher versus 9M06, clearly demonstrating the improved reliability and productivity of our plants.

In the Vynils business, PVC production increased by 1% even with an unscheduled maintenance stoppage at the MVC and PVC plants in Camaçari in 3Q07. As a result, PVC production was practically unchanged when compared to 3Q06. In 9M07, production volume was 7% higher year-on-year, driven by the higher production at its industrial units.

In 3Q07, Basic Petrochemicals (Braskem and Copesul) registered stable production versus 2Q07 and higher production against 3Q06, while production in the 9M07 was also higher. This improved performance was due to (i) better operating reliability of the Basic Petrochemicals unit at Camaçari following the scheduled maintenance mini-stoppage in December 2006, and (ii) higher ethylene consumption at the Braskem 2nd generation units (thermoplastic resin producers) at the Camaçari Petrochemical Complex in Bahia state.

Aromatics (BTX) production volume in 3Q07 was 15% higher against the previous quarter due to higher para-xylene volume, due to increased productivity related to changes undergone during a scheduled maintenance stoppage in 2Q07.

Since the acquisition of Politeno in April 2006 and more recently with the consolidation of the Copesul and Ipiranga Petroquímica assets, Braskem operations have become fully integrated between 2nd generation (thermoplastic resins) and 1st generation (basic petrochemicals). In addition to making 100% of its thermoplastic resins from ethylene and propylene produced internally, Braskem also serves the domestic ethylene and propylene markets, selling directly to its customers 20% of the ethylene it produces in the South and Northeast, and more than half of the propylene it produces in the Northeast. This level of integration has led to more reliable operations and consequently more profitable products.

Production Volume (tons)	3Q07 (A)	2Q07 (B)	3Q06 (C)	change% (A)/ (B)	change% (A)/ (C)	9M07 (D)	9M06* (E)	change% (D)/ (E)

Polyolefins
. PE´s	422,471	414,299	411,870	2	3	1,245,810	1,215,015	3
. PP	177,035	178,843	185,146	(1)	(4)	530,230	511,336	4
. Total (PE´s + PP)	599,507	593,142	597,016	1	0	1,776,040	1,726,351	3

Vynils
. PVC	114,831	113,911	112,789	1	2	345,260	322,540	7
. Soda	114,261	114,666	118,222	(0)	(3)	342,684	326,306	5

Basic Petrochemicals
. Ethylene	593,470	601,286	583,748	(1)	2	1,784,827	1,721,026	4
. Propylene	300,766	297,634	294,695	1	2	895,082	867,929	3
. BTX**	254,569	221,560	241,426	15	5	727,730	699,865	4

*Considers 100% of Politeno at 1Q06
**BTX - Benzene, Toluene, Ortoxylene and Paraxylene

3. COMMERCIAL PERFORMANCE:

Demand for thermoplastic resins (PE, PP and PVC) in the Brazilian market has remained strong since the beginning of the year, supported by economic growth and higher per-capita disposable income. In 3Q07, the domestic resins procurement index (domestic sales + sales with a special incentive to exports + imports) grew by 1% versus the previous quarter, well below resins demand which increased also driven by the utilization of inventories in the production chain, especially in the third generation (plastic converters). Within this context, in 9M07 the Brazilian market for thermoplastic resins expanded by 5% compared to the same period last year, led by the PP and PVC markets, which expanded by 7% and 9%, respectively, driven by the construction, automotive, packaging, consumer electronics, and agribusiness sectors, among others. In the same comparison period the PE market expanded by 2%.

In the 9M07, total thermoplastic resin sales at Braskem consolidated grew 5% to 2.1 million tons, led by growth of 9% in domestic PVC sales.

Total sales volume (domestic + export sales) of thermoplastic resins at Braskem consolidated was 724 thousand tons in 3Q07, down 2% from the 739 thousand tons sold in 2Q07. Although total volume was down, sales mix was more profitable since domestic sales grew by 8%, which outpaced the growth of 1% in the Brazilian market, and exports contracted by 24%. As a result, Braskem consolidated market share in Brazil increased from 51% in 2Q07 to 54% in 3Q07.

Total resin volumes in the quarter grew by 3% versus 3Q06, driven by growth of 7% in domestic PVC sales.

The table below shows total domestic and export sales volumes.

Total Sales Volume (tons)	3Q07 (A)	2Q07 (B)	3Q06 (C)	change% (A)/ (B)	change% (A)/ (C)	9M07 (D)	9M06* (E)	change% (D)/ (E)

Polyolefins
. PE´s	421,683	422,932	403,798	(0)	4	1,232,702	1,181,251	4
. PP	177,563	194,474	183,519	(9)	(3)	541,032	515,070	5
. Total (PE´s + PP)	599,246	617,405	587,316	(3)	2	1,773,733	1,696,320	5

Vynils
. PVC	124,660	121,150	116,606	3	7	365,912	332,020	10
. Soda	112,450	108,999	106,608	3	5	328,381	311,850	5

Basic Petrochemicals
. Ethylene	118,297	127,005	115,698	(7)	2	373,875	338,213	11
. Propylene	116,737	128,816	120,781	(9)	(3)	360,710	349,755	3
. BTX**	248,876	217,827	209,821	14	19	686,401	601,190	14

*Considers 100% of Politeno at 1Q06
**BTX - Benzene, Toluene, Ortoxylene and Paraxylene

In the Polyolefins business (Braskem and Ipiranga Petroquímica), domestic sales volume growth once again outpaced industry growth in the comparison of 3Q07 with 2Q07, led by the increase of 12% in PE sales, versus total sales in the PE market of only 2%. The result reflects Braskem commitment to prioritize profitability in the sale of its products without jeopardizing its market share or relationship with customers over the long run. Therefore not only has the Polyolefins business been able to increase sales volume, but also to increase prices by an average of 5% and increase its domestic market-share by 4 percentage points to 54% in 3Q07.

In the quarter, the Brazilian PE market grew by 2% versus the 3Q06, while Braskem domestic PE sales grew by 9%, driven specifically by the growth in the HDPE market of 5%, which boosted our growth in polyethylenes. As a result, PE exports declined by 4% in the same comparison period. Domestic PP overall market expanded by 2%, partially due to the growth in imports, which increased from 25,000 tonnes in 3Q06 to 45,000 tonnes in 3Q07, particularly imports from the United States, where PP prices were depressed. In view of this scenario, Braskem PP sales fell 3% and export volumes dropped 2%.

In the Vynils business, domestic PVC sales in 3Q07 grew by 6% in the quarter against 2Q07, in line with growth in the overall industry, leading market share to remain steady at 56%. In addition, as demand for PVC is strong and international prices for this resin have been recovering, domestic PVC prices increased by 6% in this period.

Compared to 3Q06, Braskem domestic sales of PVC expanded by 7%, while the market grew by 6%, once again driven by the improved performance of the construction industry and related sectors.

In the Basic Petrochemicals business (Braskem and Copesul), in accordance with our business model of integrating the first and second generation, ethylene and propylene production are mainly directed to supply the production of PE, PP and PVC, thus third-party sales represent approximately 30% of total ethylene and propylene production volume. Given this scenario, ethylene sales volume in 3Q07 compared to 2Q07 declined by 7% due to higher internal consumption and some operational problems at Copesul. Compared to 3Q06 ethylene sales volume increased by 2% driven by higher operating stability at their clients. The volume of propylene sales, in turn, fell by 9% and 3% in relation to 2Q07 and 3Q06, respectively, owing to higher internal consumption of this raw material in 3Q07.

Aromatics sales volume increased by 14% from 2Q07, accompanying the higher production and driven by exports. Benzene sales volume accounted for the bulk of aromatics sales.

4. FINANCIAL PERFORMANCE:

4.1 Net Revenue

Braskem consolidated net revenue in 3Q07 was R$ 4.6 billion, down approximately R$ 346 million from the previous quarter, mainly due to the lower condensate resales by Copesul in the period of R$ 363 million. In dollar terms and excluding the condensate resales, this line increased by US$ 88 million, or 4%. This increase is driven by many factors, from which we highlight: (i) 8% increase in domestic resin sales volumes, (ii) the 7% growth in dollar prices of these resins, and (iii) 14% increase in aromatics (BTX) sales volume. Note that benzene prices, which rose 48% at the end of 2005, fell by 9% in 3Q07 versus their level in 2Q07, affecting aromatics revenue in the period. Nevertheless, benzene prices should remain above historical levels, due to the global supply-demand balance over the next few years.

In relation to the same period last year, consolidated net revenue in 3Q07 when expressed in dollars rose by 11%, driven by growth of 3% in total resin sales volume combined with the better resin prices practiced in the period in US$/tones. In reais, net revenue was 2% lower, mainly due to the appreciation in the Brazilian Real against the dollar by 11.7% .

Consolidated net revenue amounted to R$ 14.0 billion in 9M07, up 10% over 9M06. The main drivers of this increase were the growth of 5% in resin volumes and of 14% in aromatics volumes, and the better prices for resins, ethylene, propylene and aromatics in the international markets and the respective impacts on the domestic market.

In dollar terms, net revenue in 9M07 was R$ 7 billion, 20% higher than in 9M06.

In the last 12 months, consolidated net revenue was R$ 18.2 billion, or US$ 9 billion.

A breakdown of net revenue by product in 3Q07 as shown below indicates 64.2% of net revenue coming from olefins (ethylene and propylene) and thermoplastic resins.

4.1.1 Exports

Braskem invests regularly in strengthening its presence in the international market. To this end, since 2006 the Company has built direct relationships with some of its customers, through distribution operations in Europe, the United States and Argentina, markets considered strategic by the Company. These investments have resulted in better prices for its resins, particularly PE and PP.

When comparing exports in 3Q07 with 2Q07 there is a 19% drop since consolidated exports reached US$ 548 million, or 23% of total net revenue whereas in 2Q07 exports were US$ 675 million, equivalent to 27% of total net revenue. This difference is mainly driven by a higher than regular resins export volume in 2Q07 aiming at taking advantage of a profitable moment in the international market. Against 3Q06, the decline in export revenue in the quarter was 9%.

As a direct result of the startup of its distribution operations outside of Brazil, Braskem has kept its resins exports to South America and Europe at high levels since at these markets the Company sells directly to the final client with better prices. There, resins exports correspond to approximately 65% of total exports and, since the beginning of the year, exports have increased more than 60%, due to better sales allocation in the export market as a whole. The percentage exported to North America increased due to higher aromatics sales in 3Q07.

4.2. Cost of Goods Sold
In the third quarter of 2007, cost of goods sold (COGS) at Braskem consolidated was R$ 3.8 billion, down 6% in relation to COGS in 2Q07. Excluding the costs related to condensate resales by Copesul in both periods, COGS increased by 3%, owing mainly to the 3% increase in naphtha costs and to the 16% increase in energy costs (electricity, fuel oil and natural gas).

In relation to 3Q06, COGS in the quarter declined by 2%. The 7% increase in naphtha costs in dollar terms was offset by the average appreciation in the Brazilian real between the two periods of 11.7% .

In 9M07, COGS was R$ 11.2 billion, representing an increase of 6% versus the R$ 10.6 billion in 9M06. Excluding the effects from resales, the level of COGS in 9M07 was unchanged from 9M06, despite the increase of 7% in total sales volumes of resins, ethylene, propylene and aromatics, and 2% higher naphtha costs in Brazilian real terms, demonstrating the higher productivity levels at our plants and the concern with cost reductions.

The average ARA (Amsterdam – Rotterdam – Antwerp) price of naphtha in 3Q07 was US$ 676/t, compared to US$ 670/t in 2Q07 and US$ 595/t in 3Q06.

In 3Q07, Braskem purchased 2,099 thousand tons of naphtha, of which 1,241 thousand tons (59%) were acquired from Petrobras, its main raw material supplier. The remaining 858 thousand tons (41%) were directly imported by the Company, from North Africa and Argentina.

The Company’s costs have been adversely impacted over the past two years by shortfalls and irregularity in the supply of natural gas to Camaçari. This situation is expected to normalize as of 4Q07, when gas from the Manati Field begins to reach Camaçari. In 9M07, higher energy costs driven by the use of fuel oil as a substitute for natural gas negatively impacted Braskem results by R$ 37 million.

The depreciation and amortization included in COGS totaled R$ 201 million in the quarter, in line with both the previous quarter and 3Q06.

4.3. Selling, General and Administrative Expenses
Braskem is focused on maintaining its fixed costs and expenses within parameters that ensure its global competitiveness. In this context, the Company launched at the start of the 2Q07 a program to reduce fixed costs and expenses. Implementation of the program began in August and its results, which do not include the synergies expected to be captured with the consolidation process in the Southern Complex, will be fully captured in 2008.

Selling, general and administrative expenses (SG&A) in the quarter were R$ 295 million, down R$ 38 million from 2Q07.

Analyzing separately each component of SG&A, consolidated general and administrative expenses were R$ 169 million, down from the R$ 205 million in 2Q07, due to: (i) a non-recurring expense in 2Q07 in the amount of R$ 10 million related to the start of the process to integrate Copesul, Ipiranga Química and Ipiranga Petroquímica; (ii) R$ 12 million decline in expenses with personnel; and (iii) lower expenses with outsourced services, in line with the program to cut fixed costs mentioned above.

Compared to 3Q06, general and administrative expenses declined by R$ 4 million, mainly due to lower expenses with outsourced services.

Braskem consolidated selling expenses in 3Q07 were R$ 126 million, down R$ 2 million in relation to the expenses registered in 2Q07. The main factor responsible for this impact was the lower export volumes. Compared to 3Q06, selling expenses were R$ 6 million higher, driven again by the higher export volumes in the quarter.

4.4. EBITDA

Braskem consolidated EBITDA in 3Q07 was R$ 755 million, which, excluding the non-recurring operating revenue in 2Q07 of R$ 111 million, represented a decline of R$ 55 million in relation to the previous quarter. The Company’s solid operating performance, as demonstrated by the high utilization rates and efficient sales policy, was adversely affected by the lower international prices of aromatics and the higher raw material and energy costs (electricity, fuel oil and natural gas), which generated an impact of R$ 109 million between the two periods.

Braskem EBITDA margin in 3Q07 was 16.3%, 0.2 percentage point higher than in the previous quarter, excluding the non-recurring effects in 2Q07. 3Q07 EBITDA margin was slightly lower than the 16.8% margin registered in the 3Q06.

In dollar terms, EBITDA in the quarter was US$ 394 million.

In relation to 3Q06, Braskem EBITDA in the quarter declined by 5%, impacted by the same factors as above.

In 9M07, consolidated EBITDA registered sharp growth of 21% to R$ 2.5 billion, from R$ 2.1 billion in 9M06.

In the past 12 months, consolidated EBITDA was R$ 3.5 billion, equivalent to US$ 1.7 billion, with EBITDA margin of 19.0% .

4.5. Investments in Subsidiaries and Affiliated Companies

Braskem consolidated equity in the earnings of subsidiary and affiliated companies in 3Q07 was an expense of R$ 21 million. This amount basically refers to the goodwill amortization on investments in Ipiranga Química, Copesul and Petroflex. The portion relating to investment in the petrochemical assets of the Ipiranga Group is R$ 14 million.

There was no change in this amount in relation to 2Q07. In relation to 3Q06, there was a R$ 5 million improvement, mainly due to the higher amortization in the period, since in that quarter Politeno had not yet been merged. Following the company’s merger in April 2007, the amortization of this goodwill has ceased to impact this line and began to impact the depreciation and amortization expenses line.

(R$ 000)
Equity Income	3Q07	2Q07	3Q06	9M07	9M06*

Equity Income	52	915	329	221	36
. Rionil	90	7	13	106	33
. Others	(38)	908	316	114	3
FX Variation	(2,751)	(3,893)	447	(9,452)	229
Others	2,806	3,398	10,640	11,339	66,933
Sub Total (before amortization)	107	420	11,417	2,108	67,197
Amortization Goodwill	(21,270)	(22,118)	(37,447)	(80,127)	(79,402)

TOTAL	(21,163)	(21,698)	(26,031)	(78,020)	(12,205)

* Considers 100% of Politeno at 1Q06

4.6. Net Financial Result

In the third quarter of 2007, consolidated net financial result was an expense of R$ 68 million, versus an expense of R$ 59 million in 2Q07, which represents an increase of 15% or R$ 9 million. The main factor impacting this result was a lower positive impact from exchange variation between the periods, going from R$ 271 million in 2Q07 to R$ 191 million in 3Q07, due to a lower Real appreciation against the dollar, which as of 6% in 2Q07 and of 5% in 3Q07.

The net financial result in the quarter excluding the effects of foreign exchange and monetary variation was an expense of R$ 207 million, declining by 23% on the expense of R$ 270 million in 2Q07. When compared to 3Q06 this decline corresponded to 29%.

When excluding exchange and monetary variation, the main drivers of the positive variation in the financial result in 3Q07 in relation to 2Q07 were: (i) the decline of R$ 43 million in Interest and Vendor generated by the capitalization of convertible debentures and the non-recurring reversal of interest capitalized in prior quarters at this line, (ii) lower expenses with CPMF, IOF and income taxes and bank charges of R$ 11 million, due to the lower volume of funding and amortizations in the quarter, and (iii) R$ 8 million reduction in other financial expenses due to better results from derivative transactions and a drop in interest on suppliers.

Compared to 3Q06 and excluding the effects of foreign exchange and monetary variations, the reduction amounted to R$ 86 million, mainly comprising: (i) the decline of R$ 47 million in Interest and Vendor, also generated by the capitalization of convertible debentures, the non-recurring reversal of interest capitalized in prior quarters at this line and the lower interest due to the reduction in the average cost of capital in dollar terms from 9.4% per annum to 8.6% per annum, (ii) lower expenses with CPMF, IOF and income taxes and bank charges of R$ 23 million, compatible with the volume of funding in each quarter, and (iii) R$ 9 million reduction in other financial expenses due to better results from derivative transactions and a drop in interest on suppliers.

The table below shows the composition of Braskem consolidated financial results on a quarterly basis.

(R$ million)
	3Q07	2Q07	3Q06	9M07	9M06*
Financial Expenses	(12)	37	(444)	(52)	(762)
Interest / Vendor	(119)	(162)	(166)	(441)	(517)
Monetary Variation	(54)	(62)	(66)	(180)	(187)
Foreign Exchange Variation	279	394	(59)	932	325
CPMF/IOF/Income Tax/Banking Expenses	(28)	(39)	(51)	(99)	(124)
Interest on Fiscal Provisions	(28)	(26)	(31)	(81)	(103)
Other	(61)	(69)	(70)	(183)	(155)
Financial Revenue	(56)	(96)	48	(179)	9
Interest	29	26	25	69	128
Monetary Variation	2	3	3	33	21
Foreign Exchange Variation	(88)	(124)	20	(280)	(140)

Net Financial Result	(68)	(59)	(396)	(231)	(753)

(R$ million)
	3Q07	2Q07	3Q06	9M07	9M06*

Financial Result excluding F/X and MV	(207)	(270)	(293)	(735)	(771)

Foreign Exchange and Monetary Variations:
Foreign Exchange Variation (F/X)	191	271	(39)	652	185
Monetary Variation (MV)	(52)	(59)	(64)	(147)	(166)

Net Financial Result	(68)	(59)	(396)	(231)	(753)

* Considers 100% of Politeno at 1Q06

4.7. Net Income

Braskem posted net income of R$ 132 million in 3Q07 after minority interest, down R$ 149 million in relation to the 2Q07 result, since that quarter included R$ 169 million in non-recurring operating revenue and income tax credits.

In relation to 3Q06, net income in 3Q07 represents a reversal of R$ 187 million, since that quarter last year posted a loss of R$ 54 million.

In 9M07, Braskem posted net income of R$ 541 million, an increase of R$ 503 million in relation to the income of R$ 38 million recorded in 9M06, mainly driven by the Company’s better operating and financial performance in 2007.

4.8. Free Cash Flow

Operating cash generation was R$ 347 million in 3Q07, compared to R$ 754 million in the previous quarter. The reduction was mainly due to the lower operating income in the period and the higher working capital needs from: (i) the R$ 221 million reduction in Taxes due to the payment of IPI – alíquota zero (Imposto sobre Produtos Industrializados - Federal Industrialization Tax – zero rate) in the amount of R$ 127 million (which had already been provisioned in previous periods) related to claims from OPP Química and Trikem, both in Bahia, whose court decisions have been driven by the STF (Brazilian Supreme Court)

decision related to legal actions to recognize IPI – zero rate credits; and (ii) the investment of funds in instruments with slightly longer terms (of more than 90 days), in the amount of R$ 128 million. These investments seek to optimize financial profitability. These working capital needs were partially offset by an R$ 109 million decrease in inventories, given the reduction in final products inventories.

Compared to 3Q06 the variation was R$ 790 million, since operating cash generation in 3Q06 was negative R$ 447 million.

R$ million	3Q07	2Q07	3Q06	9M07	9M06*

Operating Cash Flow	347	754	(447)	2,213	370
Interest paid	(128)	(176)	(276)	(466)	(600)
Investment Activities	(349)	(1,114)	(381)	(1,687)	(1,077)
Share Buy-back	-	-	(78)	-	(135)
Taxes paid	(90)	(85)	(83)	(289)	(204)
Free Cash Flow (FCF)	(220)	(620)	(1,265)	(230)	(1,647)

*Includes 100% of Politeno at 1Q06

The operating cash flow generated in 3Q07 was used in capex besides financial and fiscal obligations expenditures. In 2Q07, investment activities included the amounts related to the first payment of the payment of the acquisition of Ipiranga Group petrochemical assets.

4.9 - Capital Structure and Liquidity

On September 30, 2007, Braskem gross debt stood at R$ 6.8 billion, 7% less than at June 30, 2007. This debt includes R$ 209 million related to Braskem’s 60% interest in Petroquímica Paulínia. The reduction in debt was driven by two main factors: (i) drop in working capital related debt, and (ii) the appreciation of 5% in the Brazilian real against the dollar, affecting USD-denominated debt, with an impact of approximately R$ 182 million in the quarter. Consolidated cash and cash equivalents contracted by 13% to R$ 1.8 billion. This reduction is a result of the identification of reductions in Braskem’s cost of capital through the amortization of working capital financing. This movement did not harm the liquidity needed to honor our debt amortization scheduled and future investments.

As a result, Braskem consolidated net debt on September 30 was R$ 5.0 billion, R$ 210 million less than the R$ 5.2 billion on June 30, 2007. In dollar terms, net debt remained virtually unchanged due to the 5% appreciation in the Brazilian real in the period, with Braskem consolidated net debt standing at US$ 2.7 billion on September 30, 2007. The company's financial leverage, as measured by the ratio of net debt to EBTIDA in the previous 12 months, which stood at 1.49 times (x) at the close of 2Q07, declined to 1.44x at the close of 3Q07. Over the upcoming phases of the process to acquire the petrochemical assets of the Ipiranga Group and delist Copesul, we expect Braskem financial leverage as measured by net debt/EBITDA to rise to approximately 2.3x.

The average term of the debt is 13 years, which ensures the adequacy of the annual maturity profile and greater flexibility for the efficient management of operating working capital. At September 30, 2007, the percentage of USD-linked debt remained at 64%.

The following chart shows the consolidated amortization schedule of the Company on September 30, 2007.

5. CAPITAL EXPENDITURES:
In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem consolidated capital expenditure totaled R$ 769 million in 9M07 (not including interest capitalization of R$ 42 million), compared to R$ 580 million in 9M06. These funds were used in operating, health, safety and environmental areas, and in information technology, benefiting all of the Company's business units. Braskem concluded its integrated business system (Fórmula Braskem) in September 2007 with R$ 39 million invested in 2007.

Investments in Braskem (parent company) accounted for 84% of total investments in the period.

The amount of R$ 180 million related to Paulínia corresponds to Braskem’s stake at the investments made in the construction of Petroquímica Paulínia. The cost of this investment is under control and the plant is expected to start up by the end of March, 2008, exactly as announced. This shows Braskem’s ability to manage its growth projects.

In addition, the Company made expenditures of R$ 125 million for scheduled maintenance stoppages, consistent with its goal of maintaining all of its plants operating at high reliability levels.

Besides these operational investments, Braskem also made investments to acquire Ipiranga Group petrochemical assets in the amount of R$ 770 million.

6. CAPITAL MARKETS:
Braskem class "A" preferred shares traded on the São Paulo Stock Exchange (BOVESPA) (“BRKM5”) closed the quarter quoted at R$ 17.27 per share, in line with the price at the close of the 2Q07, versus a gain in the Ibovespa index of 11.2% . Braskem’s stock price was pressured by the increase of 9.0% in oil prices in the same period, which is highly correlated with naphtha prices, our main raw material.

Braskem ADRs (BAK) listed on the NYSE traded at US$ 18.83 per ADR at the end of the quarter, gaining 4.4% in the period, versus a gain of 3.6% in the Dow Jones Industrial Index, reflecting the stock price in the local market and the exchange rate at the end of the period.

XBRK shares traded on the Latibex closed the quarter at € 6.46 per XBRK, for a shed of 3.4% in the period, while the FTSE100 Europe shed 2.1% .

Average daily trading volume in Braskem class "A" preferred shares on the Bovespa (BRKM5) in the 3Q07 declined by 8.8% to R$ 25.7 million, from R$ 28.1 million in 2Q07. On the NYSE, the Braskem ADR (BAK) registered average daily trading volume of US$ 4.3 million, in line with trading volume in 2Q07. On the Latibex, average trading volume of XBRK declined by 43.7% to € 39,000 in 3Q07, from € 69,400 in 2Q07.

Trading volume in the 2Q07 generated a strong comparison base, since they were impacted by the Acquisition of the Petrochemical Businesses of the Ipiranga group announced 3/19/2007.

In the Ibovespa index portfolio composition valid from September to December 2007, Braskem ranked 23rd in terms of liquidity on the Bovespa, with a weighting of 1.35% in the index.

On September 25, 2007 Braskem was awarded for the first time the Transparecy Award, a recognition for publicly traded and limited liabilities companies which have the best balance sheets in Brazil. This award is the acknowledgement of the quality of Braskem communication assets and reinforces our transparecy commitment in our relationship with investors, suppliers, clients and other publics and the respect upon which we base this relationship.

In accordance with our commitment and engagement to improve the communication with shareholders, investors and professionals from the financial markets, we promoted a renovation in our Investor Relations website.

In addition to the improvement in content some other tools were implemented:

  ‘Know More’, that allows an intuitive navigation;
  RSS that automatically warns users about updates at the site;
  hyperlinks that make easier the search for more information about the related topic; and
  customized information: Information Kits and Frequently Asked Question customized by Institutional Investors, Analysts and Individual Investors.

Stock Performance - BRKM5	9/30/07	06/30/07	03/31/07	12/31/06	09/30/06
Closing Price (R$ per share)	17.27	17.26	15.21	14.85	13.39
Return in the Quarter (%)	0	13	2	11	2
Accumulated Return (%)*	579	578	498	483	426
Bovespa Index Accumulated Return (%)*	437	383	306	295	223
Average Daily Trading Volume (R$ thousand)	25,681	28,135	26,178	23,306	21,513
Market Capitalization (R$ million) **	7,762	6,420	5,657	5,521	4,980
ADR Performance - BAK (1 ADR = 2 BRKM5)	9/30/07	06/30/07	03/31/07	12/31/06	09/30/06
Closing Price (US$ per ADR)	18.83	18.04	14.69	14.59	12.59
Return in the Quarter (%)	4	23	1	16	3
Accumulated Return (%)*	1,041	993	790	784	663
Average Daily Trading Volume (US$ thousand)	4,291	4,305	3,264	2,165	2,212
Market Capitalization (US$ million)	4,221	3,333	2,759	2,583	2,291
XBRK Performance on Latibex	9/30/07	06/30/07	03/31/07	12/31/06	09/30/06
Closing Price (Euros per Share)	6.46	6.69	5.71	5.33	4.95
Return in the Quarter (%)	(3)	17	7	8	3
Accumulated Return (%)*	935	968	826	771	716
Average Daily Trading Volume (Thousand Euros)	39	69	81	62	51
Share Distribution	9/30/07	06/30/07	03/31/07	12/31/06	09/30/06
Total Number of Shares (thousand)	449,433	371,936	370,402	370,402	370,402

. Common Shares (ON) - BRKM3	149,811	123,979	123,492	123,492	123,492

. Preferred Shares Class "A" (PNA) - BRKM5	298,819	247,154	246,107	246,107	246,107

. Preferred Shares Class "B" (PNB) - BRKM6	803	803	803	803	803

(-) Shares in Treasury (PNA) (1) - BRKM5	(16,594)	(16,594)	(14,363)	(14,363)	(11,163)

= Total Number of Shares (ex Treasury)	432,838	355,342	356,039	356,039	359,239

* base date 31/12/2002.
Sources: Economática/Braskem

7. CONSOLIDATION OF THE SOUTHERN PETROCHEMICAL ASSETS

In respect to the Ipiranga Group petrochemical assets consolidation process, the delisting of Copesul was concluded on October 18, 2007 and so was the stage related to the Public Offer for the voting shares of Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Refinaria de Petróleo Ipiranga S.A. (RPI), which were done on October 22, 2007.

At the Public Offering of Shares to Delist Copesul, EDSP58 Participações S.A., a company controlled by Braskem, acquired 34,040,927 common shares in Copesul, representing 98.6% of the shares authorized to participate in the offering, held on October 5, 2007, for R$ 38.02 (thirty-eight real and two cents) per share. Financial settlement of the R$ 1.3 billion transaction was effected on October 10, 2007.

Following verification of compliance with the regulations applicable to the transaction, on October 18, 2007 the CVM, Brazil’s securities and exchange commission, proceeded to cancel Copesul’s registration as a publicly held company.

In the auction held on October 22, 2007, the following shares have been tendered: 82% of the common (ON) shares in circulation of RPI and 77% of the ON shares in circulation of DPPI. A total of R$ 440.6 million was disbursed in the transaction. At that time, Braskem also effected the payment of part of the second installment in the process to acquire the Ipiranga Group, in the amount of approximately R$ 157 million.

The Offer for the voting shares of Companhia Brasileira de Petróleo Ipiranga S.A. (CBPI) will be held on November 8, 2007. With the conclusion of these steps, the final stage is the incorporation of DPPI, RPI and CBPI preferred shares, and the handling of the assets to Braskem and Petrobras by Ultrapar.

In this consolidation process in Triunfo, we were able to identify a series of opportunities of synergies and value creation. In addition, Braskem has implemented a new corporate governance model at Copesul and Ipiranga Química, Ipiranga Petroquímica, in line with the respective stakes with Braskem as controlling shareholder and Petrobras as relevant minority shareholder.

The task of valuing the opportunities for synergies has already been concluded by the integration teams and US$ 1.1 billion in synergies (in net present value) are expected to be captured over the next two years. This amount includes opportunities in many areas, from which we highlight: operational and commercial activities representing almost half the amount expected, and financing, in the approximate amount of US$ 400 million, which depends partially on the evolution of corporate actions involving incorporation of assets. The Company will start benefiting from these gains in the 4Q07, as a result of actions already taken. Besides that, investments around R$ 250 million will be needed in order to capture some of the synergies.

When expressed in an annual and recurring basis, Braskem expects to capture approximately R$ 200 million in EBITDA, of which over R$ 100 million already in 2008.

8. OUTLOOK:

After analyzing the factors that impact its operating results, Braskem's expectations point to continued robust global petrochemical demand with good elasticity to growth in the world strongest economies. Thus, global capacity utilization rate for ethylene is expected to remain at high levels in the coming years, mainly as a result of delays in the startup of new production capacities in Iran (Olefins 10), as well as operating problems at some of the plants in this region. So Braskem believes that the petrochemical industry will be able to keep an adequate profitability for the next 2 years, even given the recent increase in raw materials prices. In October, ARA naphtha prices were a record of US$ 760/t.

On the domestic front, in the near term Braskem is working with a scenario of sustained economic growth, with inflation under control and additional cuts in interest rates, even though they should be milder than in 2007. The increase in consumption driven by higher employment level, disposable income and availability of credit is still stimulating economic growth, with positive impacts on the construction and automotive industry, among other segments, and pointing to an expansion in Brazil’s thermoplastic resin market of around 8% per year. Braskem expects to take advantage of this environment, drawing on its leadership position in the market and unique products and services structure based on innovation and technology. It’s important to highlight that in 2008 three out of the four basic petrochemical plants in Brazil will undergo scheduled maintenance stoppages. Braskem units have the following preliminary schedule: Copesul in April and the Basic Petrochemicals Unit in Camaçari in May. Theses stoppages should not affect resins supply in the domestic market.

The Company concluded in September 2007 investments in projects that aimed at improving productivity and competitiveness of its facilities – Braskem + and Fórmula Braskem. In addition to these programs, Braskem has been investing in modernization, technological updates, equipment replacement and in health, safety and the environment (HSE). Considering all these investments, Braskem consolidated expects to invest approximately R$ 800 million in 2007 (not including the investment related to Petroquímica Paulínia), excluding the estimated amount for scheduled maintenance stoppages of R$ 200 million.

From a strategic viewpoint, Braskem is vigorously pursuing its growth strategy focused on the creation of value for all its stockholders. To this end, in the short term the Company is focusing on three fronts: consolidation of the Brazilian petrochemical industry, increase the flexibility of our sources of raw material through access to competitive raw materials, a factor of increasing importance for ensuring competitiveness in a globalized world, and investments in projects based on renewable raw material.

Accordingly, the Petroquímica Paulínia project is on track and the plant, with initial capacity of 300 thousand tonnes of PP (that can be potentially raised to 350 thousand tonnes), is expected to start operations in 2Q08. Petroquímica Paulínia is a joint venture with Petrobras, in the proportion of 60% for Braskem and 40% for Petrobras. Total investment for the project is R$ 704 million and financing for 65% of the project is being provided by the Brazilian Development Bank (BNDES), with guarantees provided by Braskem and by Petroquisa. In 2007, Braskem expects to contribute approximately R$ 50 million.

Furthermore, Braskem plans to expand its production capacity by implementing new projects – while always maintaining capital discipline – through investments that provide returns above the Company's cost of capital. These new projects include additional capacity expansions in existing plants, as well as a new PP plant (300 thousand tons) at the Camaçari Petrochemical Complex, starting in 2010. These projects are subject to approval by the Board of Directors.

Among the growth projects involving improving competitiveness by obtaining competitive raw materials, Braskem is also working on the project for a PP plant with capacity of 450 thousand tons with estimated investment of US$ 370 million at the Jose Complex in Venezuela, in partnership on equal terms with Pequiven. The plant is scheduled to start activities by the end of the first half 2010, using propylene supplied by Pequiven.

An additional project Braskem is also developing under a 50-50 partnership with Pequiven involves an ethylene cracker for the production of 1.3 million tons of ethylene, 1.1 million tons of PE, as well as other 2nd generation products, for estimated investment of US$ 2.5 billion, also at the Jose Complex in Venezuela. These plants are scheduled to start operations by late in the first half 2012, using ethane from natural gas to be supplied by PDVSA.

The Company expects both projects to be financed under project finance arrangements, with the participation of multilateral credit agencies, export credit agencies, and private and development banks. The projects will meet the resin needs of the Venezuelan market and provide a competitive platform for the export of these products to North America, Europe and the west coast of South America.

Braskem is developing a project of a new 200,000 tons/year green polyethylene plant from sugar cane ethanol with start up estimated for the end of 2009. Total investment is estimated at US$ 150 million. Braskem is the first company to produce 100% renewable certified polyethylene in the world and has already produced 1,000 kg of green polymer in its pilot plant, which is currently working at full capacity – 12 tons/year – at Braskem Innovation & Technology Center. During this period, we have established contacts with many companies that are leaders in their segments in Brazil and abroad, and which are interested in establishing partnerships in this breakthrough technology project with great positive impacts on the environment.

All these growth fronts are intended to position Braskem among the 10 largest global petrochemical companies by market capitalization, generating value for all shareholders.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the third largest Brazilian industrial company owned by the private sector. The company operates 18 manufacturing plants located throughout Brazil, and has an annual production capacity of 10 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

EXHIBIT I
Consolidated Income Statement (1)
(R$ million)

Income Statement	3Q07 (A)	2Q07 (B)	3Q06 (C)	change (%) (A)/(B)	change (%) (A)/(C)	9M07 (D)	9M06* (E)	change (%) (D)/(E)
Gross revenue	5,936	6,161	5,987	(4)	(1)	17,717	16,293	9
Net revenue	4,623	4,969	4,724	(7)	(2)	14,016	12,746	10
Cost of goods sold	(3,782)	(4,037)	(3,867)	(6)	(2)	(11,231)	(10,566)	6
Gross profit	841	932	858	(10)	(2)	2,785	2,180	28
Selling expenses	(126)	(128)	(120)	(1)	5	(421)	(345)	22
General and Administrative expenses	(169)	(205)	(173)	(18)	(2)	(550)	(497)	11
Depreciation and amortization	(125)	(122)	(104)	2	20	(355)	(298)	19
Other operating income (expenses)	7	120	26	(94)	(71)	123	152	(19)
Investments in Associated Companies	(21)	(22)	(26)	(2)	(19)	(78)	(12)	539
.Equity Result	0	0	11	-	(99)	2	67	(97)
.Amortization of goodwill/negative goodwill	(21)	(22)	(37)	(4)	(43)	(80)	(79)	1
Operating profit before financial result	408	575	460	(29)	(11)	1,504	1,179	28
Net financial result	(68)	(59)	(396)	15	(83)	(231)	(753)	(69)
Operating profit (loss)	340	516	64	(34)	428	1,273	426	199
Other non-operating revenue (expenses)	(3)	(22)	0	(85)	-	(29)	(1)	1,920
Profit (loss) before income tax and social contribution	337	494	65	(32)	420	1,245	425	193
Income tax / social contribution	(93)	(70)	(25)	34	276	(301)	(69)	335
Profit Sharing	(7)	(5)	-	27	-	(12)	-	-
Profit (loss) before minority interest	237	420	40	(43)	493	932	356	162
Minority Interest	(105)	(138)	(94)	(24)	11	(391)	(318)	23
Net profit (loss)	132	281	(54)	(53)	-	541	38	1,331

Earnings per share (EPS)	0.29	0.63	(0.12)	(53)	-	1.20	0.08	1,331
Earnings per share ex-amortization of goodwill	0.54	0.88	0.11	(39)	405	1.92	1.41	36

EBITDA	755	921	795	(18)	(5)	2,529	2,085	21
EBITDA Margin	16.3%	18.5%	16.8%	-2.2p.p.	-0.5 p.p.	18.0%	16.4% +1.6 p.p.
-Depreciacion and Amortization	326	324	308	1	6	947	894	6
. Cost	201	202	205	(0)	(2)	592	596	(1)
. Expense	125	122	104	2	20	355	298	19

(1) Consider the effects of the acquisition of the petrochemical assets from the Ipiranga Group since January 1, 2006
* Includes 100% of Politeno at 1Q06

EXHIBIT II
Consolidated Income Statement by Company
(R$ million)

Income Statement	Braskem 3Q07	IPQ	IQ	Copesul	CVM 247	Eliminations	Braskem Consolidated 3Q07
Gross revenue	4,114	748	178	2,001	102	(1,207)	5,936
Net revenue	3,148	563	132	1,587	84	(890)	4,623
Cost of goods sold	(2,629)	(435)	(113)	(1,432)	(69)	897	(3,782)
Gross profit	519	127	19	154	15	7	841
Selling expenses	(87)	(8)	(6)	(21)	(3)	0	(126)
General and Administrative expenses	(138)	(14)	(6)	(8)	(3)	0	(169)
Depreciation and amortization	(118)	(2)	(1)	(3)	(0)	0	(125)
Other operating income (expenses)	17	(13)	1	2	(0)	0	7
Investments in Associated Companies	28	32	78	0	(0)	(159)	(21)
.Equity Result	42	32	85	0	(0)	(158)	0
.Amortization of goodwill/negative goodwill	(14)	-	(7)	-	-	(1)	(21)
Operating profit before financial result	221	123	84	124	8	(152)	408
Net financial result	(54)	(17)	(2)	9	(1)	(3)	(68)
Operating profit (loss)	168	106	82	133	7	(156)	340
Other non-operating revenue (expenses)	(2)	(0)	0	(2)	1	0	(3)
Profit (loss) before income tax and social contribution	165	106	82	131	8	(156)	337
Income tax / social contribution	(32)	(18)	(1)	(42)	(2)	1	(93)
Profit Sharing	-	-	-	(7)	-	0	(7)
Profit (loss) before minority interest	133	88	81	83	6	(154)	237
Minority Interest	-	(0)	0	-	-	(105)	(105)
Net profit (loss)	133	88	81	83	6	(259)	132

EBITDA	446	100	7	184	11	7	755
EBITDA Margin	14.2%	17.7%	5.6%	11.6%	13.6%	-0.7%	16.3%
-Depreciacion and Amortization	253	9	1	60	3	-	326
. Cost	135	7	-	57	2	-	201
. Expense	118	2	1	3	0	-	125

The R$ 105 million in minority interest includes: R$ 71 million of Ipiranga Química (which includes Ipiranga Petroquímica results) and R$ 34 million of Copesul.

     EXHIBIT III
Consolidated Balance Sheet
(R$ million)

ASSETS	09/30/2007 (A)	06/30/2007 (B)	change (%) (A)/(B)
Current Assets	6,588	7,122	(7)
. Cash and Cash Equivalents	1,696	2,087	(19)
. Account Receivable	1,839	1,831	0
. Inventories	2,232	2,375	(6)
. Recoverable Taxes	495	536	(8)
. Dividends/Interest on Owners' Equity	0	2	-
. Advances to Suppliers	57	79	(28)
. Others	268	213	26
Long-Term Assets	2,093	1,997	5
. Related Parties	44	43	2
. Compulsory Deposits and Escrow accounts	124	127	(2)
. Deferred income taxes and social contribution	540	544	(1)
. Recoverable Taxes	1,150	1,045	10
. Others	236	239	(1)
Fixed Assets	10,858	10,813	0
.Investments	613	616	(1)
.Plant, property and equipment	8,409	8,254	2
.Deferred	1,837	1,943	(5)

Total Assets	19,540	19,932	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	30/09/2007 (A)	39/06/2007 (B)	Var. (%) (A)/(B)
Current	4,980	5,309	(6)
. Suppliers	2,750	2,790	(1)
. Short-term financing	1,247	1,511	(17)
. Salaries and social charges	220	177	24
. Dividends/Interest on Owners' Equity	8	8	(1)
. Income Tax Payable	269	197	37
. Receivable Taxes	175	306	(43)
. Advances from Clients	38	41	(9)
. Others	274	279	(2)
Long-Term Liabilities	7,099	7,424	(4)
. Long-term financing	5,572	5,793	(1)
. Taxes Payable	1,300	1,417	(1)
. Others	227	213	6
Deferred Income	27	28	(4)
Minority Interest	1,431	1,327	8
Shareholders' Equity	6,003	5,844	3
. Capital	4,641	3,527	32
. Adjustment for Future Capital Increase	0	1,104*	-
. Capital Reserves	453	436	4
. Treasury Shares	(258)	(258)	0
. Profit reserve	651	651	0
. Retained Earnings (Losses)	516	384	35

Total Liabilities and Shareholders' Equity	19,540	19,932	(1)

*Corresponds to the conversion of Braskem debentures held by Odebrecht in voting and preferred Braskem shares. Amount net of income tax on interest.

EXHIBIT IV
Consolidated Cash Flow
(R$ million)

Cash Flow	3Q07	2Q07	3Q06	9M07	9M06*
Net Income for the Period	132	281	(54)	541	38
Expenses (Revenues) not affecting Cash	339	266	686	1,057	1,429
Depreciation and Amortization	327	324	308	947	894
Equity Result	21	22	26	78	12
Interest, Monetary and Exchange Restatement, Net	(101)	(116)	268	(241)	384
Minority Interest	105	138	94	391	318
Others	(13)	(102)	9	(118)	(159)
Adjusted Profit (loss) before cash financial effects	471	547	632	1,598	1,467
Cash impact from Ipiranga Acquisition	0	(1)	0	(1)	140
Asset and Liabilities Variation, Current and Long Term	(124)	208	(1,079)	616	(1,237)
Asset Reductions (Additions)	123	127	(1,009)	974	(1,453)

Marketable Securities	(128)	(3)	(393)	236	(524)
Account Payable	(18)	82	(227)	280	(404)
Recoverable Taxes	82	33	(53)	150	(238)
Inventories	109	47	11	119	(73)
Advances Expenses	24	17	(14)	60	8
Dividends Received	2	(0)	(226)	85	12
Other Account Receivables	51	(49)	(108)	44	(234)
Liabilities Additions (Reductions)	(247)	81	(69)	(357)	216

Suppliers	1	64	(10)	(124)	64
Advances to Clients	(9)	(1)	(0)	(9)	(24)
Fiscal Incentives	18	17	16	49	65
Taxes and Contributions	(221)	18	(24)	(196)	(68)
Others	(37)	(18)	(52)	(77)	180
Cash resulting from operating activities	347	754	(447)	2,213	370
Investment Activities	(349)	(1,114)	(381)	(1,687)	(1,077)
Fixed Assets Sale	1	1	1	2	1
Investment	2	(785)	2	(783)	(235)
Fixed Assets	(349)	(324)	(368)	(891)	(795)
Deferred Assets	(3)	(5)	(15)	(15)	(48)
Subsidiaries and Affiliated Companies, Net	(9)	131	(174)	77	(113)
Financing Activities	(489)	266	969	(900)	51
Inflows	1,162	2,939	2,935	4,794	5,699
Amortization and Paid Interest	(1,643)	(2,644)	(2,211)	(5,457)	(4,995)
Share Buy-Back	-	-	(78)	0	(135)
Dividend/Interest attributable to Shareholders	(8)	(29)	154	(238)	(535)
Others	1	0	169	1	16

Cash and Cash Equivalents Increase (Reduction)	(500)	38	(33)	(296)	(770)
Cash and Cash Equivalents at the beginning of period	1,920	1,882	1,402	1,717	2,138
Cash and Marketable Securities at the end of period	1,421	1,920	1,369	1,421	1,369

* Considers 100% of Politeno at 1Q06

EXHIBIT V
Consolidated Sales Volume – Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07

Polyolefins Unit
• PE´s - Polyethylene	249,819	250,531	254,151	200,568	227,553	248,365	277,429
• PP - Polypropylene	140,729	151,330	161,744	123,187	141,496	153,858	156,281
• Total (PE´s + PP)	390,548	401,861	415,895	323,755	369,049	402,222	433,710

Vinyls Unit
• PVC - Polyvinyl Chloride	98,914	95,361	109,647	96,434	102,647	110,278	117,444
• Caustic Soda	104,757	100,485	106,608	109,872	102,818	108,999	112,450
• EDC	-	-	-	-	-	-	-
• Chlorine	14,002	14,499	15,163	15,064	15,333	15,040	15,069

Basic Petrochemical Unit
• Ethylene	112,076	110,439	108,105	116,315	118,957	117,850	115,588
• Propylene	90,143	83,865	91,520	76,001	90,604	98,988	95,025
• Benzene	85,275	88,109	77,127	86,071	83,173	82,697	73,799
• Butadiene	42,010	51,312	56,556	51,426	52,187	44,316	57,767
• Toluene	7,921	7,854	8,172	10,810	9,775	5,849	10,156
• Fuel (m3)	147,192	202,909	159,763	167,487	147,276	112,234	154,839
• Para-xylene	14,940	9,155	16,425	-	-	-	-
• Ortho-xylene	13,241	15,146	16,749	16,518	14,522	16,885	17,358
• Isoprene	3,290	4,226	3,436	1,859	2,227	1,476	1,254
• Butene 1	5,875	6,030	6,554	5,962	5,946	5,346	6,653
• Mixed Xylene	17,310	11,751	16,256	15,917	13,476	15,971	14,582

Business Development
• PET	9,152	11,297	14,957	15,180	17,475	14,057	13,044
• Caprolactam	8,927	8,501	4,862	3,445	4,307	4,664	5,059

* Considers 100% of Politeno

EXHIBIT VI
Consolidated Sales Volume – Export Market

EXPORT MARKET - Sales Volume

tons	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07

Polyolefins Unit
• PE´s - Polyethylene	121,675	155,427	149,647	187,435	160,533	174,567	144,254
• PP - Polypropylene	20,037	19,455	21,775	41,076	27,499	40,616	21,283
• Total (PE´s + PP)	141,712	174,882	171,422	228,511	188,032	215,183	165,536

Vinyls Unit
• PVC - Polyvinyl Chlorid	12,831	8,309	6,958	4,300	17,455	10,872	7,216
• Caustic Soda	-	-	-	6,220	4,113	-	-
• EDC	38,980	34,145	17,969	13,002	36,190	12,373	31,202
• Chlorine	-	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	-	-	7,593	7,021	9,616	9,155	2,709
• Propylene	29,606	25,359	29,261	25,277	24,553	29,828	21,712
• Benzene	65,202	65,119	82,544	88,594	84,528	87,206	98,278
• Butadiene	22,144	14,163	8,839	11,437	9,821	12,269	9,939
• Toluene	-	-	-	-	-	10,496	-
• Fuel (m3)	-	11,554	49,199	-	15,614	50,905	19,281
• Para-xylene	-	13,226	5,248	20,096	23,507	14,695	49,285
• Ortho-xylene	2,087	4,093	3,556	4,192	4,193	-	-
• Isoprene	13	14	14	14	-	830	2,517
• Butene 1	5,321	1,599	6,929	4,879	2,809	6,836	-
• Mixed Xylene	6,912	12,152	10,798	4,263	14,286	19,934	11,472

Business Development
• PET	425	10,650	1,304	1,000	353	249	516
• Caprolactam	4,771	2,871	4,860	5,250	7,788	4,675	5,776

* Considers 100% of Politeno

EXHIBIT VII
Consolidated Net Revenue – Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ million	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07

Polyolefins Unit
• PE´s - Polyethylene	787	747	844	737	789	855	1,016
• PP - Polypropylene	449	475	558	451	497	529	549
• Total (PE´s + PP)	1,235	1,222	1,402	1,188	1,286	1,384	1,565

Vinyls Unit
• PVC - Polyvinyl Chloride	245	228	278	257	255	276	312
• Caustic Soda	101	85	85	84	82	88	94
• EDC	-	-	-	-	-	-	-
• Chlorine	7	7	8	8	9	8	7

Basic Petrochemical Unit
• Ethylene	253	257	258	267	273	268	252
• Propylene	188	162	209	163	181	212	202
• Benzene	127	149	182	198	180	191	159
• Butadiene	97	114	139	133	126	105	138
• Toluene	12	14	18	18	18	12	19
• Fuel	145	208	159	164	142	109	149
• Para-xylene	31	20	47	(0)	-	-	-
• Ortho-xylene	26	30	41	39	32	39	40
• Isoprene	17	23	19	12	11	7	5
• Butene 1	14	14	18	15	15	13	17
• Mixed Xylene	33	24	41	37	29	37	33

Business Development
• PET	27	33	46	47	54	40	38
• Caprolactam	42	41	25	19	25	26	25

Resale of Condensate	-	-	0	81	188	367	81
Ipiranga Química	112	61	95	98	113	94	98
Others	406	271	350	149	339	354	338

Total	3,116	2,964	3,420	2,979	3,357	3,630	3,574

* Considers 100% of Politeno

EXHIBIT VIII
Consolidated Net Revenue – Export Market
(R$ million)

EXPORT MARKET - Net Revenue

R$ million	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07

Polyolefins Unit
• PE´s - Polyethylene	328	404	454	509	447	478	403
• PP - Polypropylene	48	50	61	106	73	106	58
• Total (PE´s + PP)	376	455	515	615	520	584	460

Vinyls Unit
• PVC - Polyvinyl Chlorid	23	16	15	10	34	22	15
• Caustic Soda	-	-	-	3	3	-	-
• EDC	14	17	12	10	26	8	20
• Chlorine	-	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	-	-	17	17	20	18	6
• Propylene	49	43	54	53	45	57	43
• Benzene	109	117	193	191	185	194	194
• Butadiene	42	30	21	28	22	27	21
• Toluene	-	-	-	-	-	17	-
• Fuel	-	14	60	-	13	55	20
• Para-xylene	-	28	12	45	49	33	100
• Ortho-xylene	3	6	8	7	8	-	-
• Isoprene	0	0	0	0	-	5	14
• Butene 1	10	4	14	9	4	13	(0)
• Mixed Xylene	9	21	18	6	18	32	15

Business Development
• PET	1	29	2	3	1	1	1
• Caprolactam	20	12	22	24	36	23	25

Resale of Condensate	-	-	83	-	-	77	-
Ipiranga Química	0	0	1	2	1	1	1
Others	201	291	255	222	82	173	116

Total	858	1,084	1,304	1,244	1,067	1,338	1,050

* Considers 100% of Politeno

     EXHIBIT IX
Braskem Income Statement
(R$ million)

Income Statement	3Q07 (A)	2Q07 (B)	3Q06 (C)	change	change	9M07 (D)	9M06* (E)	change
				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)
Gross revenue	4,114	4,007	4,183	3	(2)	11,838	11,351	4
Net revenue	3,148	3,133	3,277	0	(4)	9,146	8,837	4
Cost of goods sold	(2,629)	(2,569)	(2,742)	2	(4)	(7,501)	(7,597)	(1)
Gross profit	519	564	535	(8)	(3)	1,646	1,240	33
Selling expenses	(87)	(95)	(83)	(8)	6	(311)	(248)	26
General and Administrative expenses	(138)	(150)	(132)	(8)	4	(413)	(378)	9
Depreciation and amortization	(118)	(116)	(99)	1	19	(336)	(284)	19
Other operating income (expenses)	17	104	3	(83)	464	121	115	4
Investments in Associated Companies	28	31	14	(9)	104	97	108	(10)
•Equity Result	42	46	36	(9)	14	148	143	4
•Amortization of goodwill/negative goodwill	(14)	(15)	(23)	(9)	(40)	(51)	(35)	46
Operating profit before financial result	221	338	238	(35)	(7)	803	554	45
Net financial result	(54)	(59)	(330)	(9)	(84)	(226)	(668)	(66)
Operating profit (loss)	168	279	(92)	(40)	-	577	(114)	-
Other non-operating revenue (expenses)	(2)	(23)	(1)	(91)	129	(26)	2	-
Profit (loss) before income tax and social contribution	165	256	(93)	(35)	-	551	(112)	-
Income tax / social contribution	(32)	25	29	-	-	(30)	119	-
Profit (loss) before minority interest	133	281	(65)	(52)	-	521	7	7,506
Minority Interest	-	(0)	0	-	-	(0)	(1)	(99)
Net profit (loss)	133	281	(65)	(52)	-	521	6	8,714

EBITDA	446	560	461	(20)	(3)	1,438	1,131	27
EBITDA Margin	14.2%	17.9%	14.1%	-3.7 p.p.	+0.1 p.p.	15.7%	12.8%	+2.9 p.p.
-Depreciacion and Amortization	253	253	237	0	7	732	686	7
• Cost	135	136	139	(1)	(3)	396	402	(2)
• Expenses	118	116	99	1	19	336	284	19

* Includes 100% of Politeno at 1Q06

EXHIBIT X
Braskem Balance Sheet
(R$ million)

ASSETS	09/30/2007	06/30/2007	change (%)
	(A)	(B)	(A)/(B)
Current Assets	4,211	4,553	(8)
• Cash and Cash Equivalents	1,000	1,231	(19)
• Account Receivable	1,335	1,271	5
• Inventories	1,458	1,548	(6)
• Recoverable Taxes	188	295	(36)
• Dividends/Interest on Owners' Equity	0	2	(100)
• Advances to Suppliers	41	57	(27)
• Others	189	150	26
Long-Term Assets	1,561	1,558	0
• Related Parties	44	43	2
• Compulsory Deposits and Escrow accounts	103	104	(0)
• Deferred income taxes and social contribution	386	391	(1)
• Recoverable Taxes	921	906	2
• Others	107	115	(7)
Fixed Assets	9,559	9,560	(0)
•Investments	1,586	1,553	2
•Plant, property and equipment	6,517	6,441	1
•Deferred	1,456	1,566	(7)

Total Assets	15,331	15,671	(2)

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2007	06/30/2007	change (%)
	(A)	(B)	(A)/(B)
Current	3,158	3,364	(6)
• Suppliers	2,372	2,478	(4)
• Short-term financing	254	274	(7)
• Salaries and social charges	152	123	24
• Dividends/Interest on Owners' Equity	4	4	(0)
• Income Tax Payable	15	6	152
• Receivable Taxes	94	207	(55)
• Advances from Clients	15	25	(38)
• Others	253	248	2
Long-Term Liabilities	6,101	6,394	(5)
• Long-term financing	4,742	4,937	(4)
• Taxes Payable	1,198	1,304	(8)
• Others	161	152	6
Deferred Income	26	27	(4)
Minority Interest	2	2	0
Shareholders' Equity	6,043	5,883	3
• Capital	4,641	3,527	32
• Adjustment for Future Capital Increase	0	1,104 *	-
• Capital Reserves	453	436	4
• Treasury Shares	(258)	(258)	0
• Profit reserve	685	685	0
• Retained Earnings (Losses)	521	388	34

Total Liabilities and Shareholders' Equity	15,331	15,671	(2)

*Corresponds to the conversion of Braskem debentures held by Odebrecht in voting and preferred Braskem shares. Amount net of income tax on interest.

EXHIBIT XI
Braskem Cash Flow
(R$ million)

Cash Flow	3Q07	2Q07	3Q06	9M07	9M06*
Net Income for the Period	133	281	(65)	521	6
Expenses (Revenues) not affecting Cash	206	17	442	413	803
Depreciation and Amortization	253	253	237	732	680
Equity Result	(28)	(31)	(16)	(97)	(110)
Interest, Monetary and Exchange Restatement, Net	(13)	(82)	248	(86)	422
Minority Interest	0	0	(0)	0	1
Others	(5)	(122)	(27)	(136)	(190)
Adjusted Profit (loss) before cash financial effects	340	298	377	934	809
Cash impact from Ipiranga Acquisition	0	(1)	0	(1)	0
Asset and Liabilities Variation, Current and Long Term	(127)	(420)	(254)	6	(697)
Asset Reductions (Additions)	266	147	(394)	1,112	(749)

Marketable Securities	70	(3)	(320)	447	(411)
Account Payable	(72)	(10)	(82)	166	(183)
Recoverable Taxes	202	33	(56)	269	(240)
Inventories	57	66	82	82	(10)
Advances Expenses	23	17	(14)	60	8
Dividends Received	2	0	29	62	138
Other Account Receivables	(17)	44	(33)	26	(53)
Liabilities Additions (Reductions)	(393)	(568)	140	(1,106)	52

Suppliers	(78)	(510)	115	(710)	76
Advances to Clients	(9)	(1)	0	(10)	(24)
Fiscal Incentives	17	17	3	44	7
Taxes and Contributions	(363)	16	(26)	(338)	(73)
Others	41	(90)	48	(92)	65
Cash resulting from operating activities	213	(123)	123	940	112
Investment Activities	(192)	(916)	(336)	(1,259)	(973)
Investment	(3)	(687)	0	(689)	(236)
Fixed Assets	(186)	(229)	(325)	(564)	(695)
Deferred Assets	(3)	(1)	(11)	(6)	(43)
Subsidiaries and Affiliated Companies, Net	(1)	(1)	(1)	(1)	(6)
Financing Activities	(239)	693	208	(118)	(93)
Inflows	160	1,559	2,005	1,969	3,958
Amortization and Paid Interest	(400)	(830)	(1,739)	(2,049)	(3,573)
Share Buy-Back	0	0	(78)	0	(135)
Dividend/Interest attributable to Shareholders	(0)	(37)	20	(37)	(343)

Cash and Cash Equivalents Increase (Reduction)	(220)	(347)	(5)	(438)	(960)
Cash and Cash Equivalents at the beginning of period	1,181	1,528	1,130	1,399	2,086
Cash and Marketable Securities at the end of period	962	1,181	1,126	962	1,126

* Considers 100% of Politeno at 1Q06

EXHIBIT XII
Braskem Sales Volume – Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07

Polyolefins Unit
• PE´s - Polyethylene	176,336	180,328	178,271	137,026	157,837	184,269	196,548
• PP - Polypropylene	108,761	119,469	128,347	96,657	111,652	127,929	129,389
• Total (PE´s + PP)	285,098	299,797	306,618	233,683	269,489	312,198	325,937

Vinyls Unit
• PVC - Polyvinyl Chloride	98,914	95,361	109,647	96,434	102,647	110,278	117,444
• Caustic Soda	105,351	101,189	107,190	110,125	103,305	109,349	112,870
• EDC	-	-	-	-	-	-	-
• Chlorine	14,002	14,499	15,163	15,064	15,333	15,040	15,069

Basic Petrochemical Unit
• Ethylene	58,485	58,382	52,477	56,629	62,051	60,724	57,353
• Propylene	86,427	80,827	87,349	71,854	86,704	96,420	91,193
• Benzene	39,387	38,572	34,172	37,458	38,073	34,111	31,660
• Butadiene	31,515	38,104	37,947	33,361	37,644	29,136	41,831
• Toluene	7,921	7,854	8,172	10,810	9,928	5,939	10,336
• Fuel (m3)	73,594	120,030	76,918	81,826	71,665	53,151	98,400
• Para-xylene	14,940	9,155	16,425	-	-	-	-
• Ortho-xylene	13,241	15,146	16,749	16,518	14,522	16,885	17,358
• Isoprene	3,290	4,226	3,436	1,859	2,227	1,476	1,254
• Butene 1	5,875	5,754	5,768	5,939	5,926	4,264	6,606
• Mixed Xylene	8,528	7,987	9,461	8,134	9,240	9,979	10,411

Business Development
• PET	9,152	11,297	14,957	15,180	17,475	14,057	13,044
• Caprolactam	8,927	8,501	4,862	3,445	4,307	4,664	5,059

* Considers 100% of Politeno

EXHIBIT XIII
Braskem Sales Volume – Export Market

EXPORT MARKET - Sales Volume

tons	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07

Polyolefins Unit
• PE´s - Polyethylene	80,328	104,719	106,271	118,277	110,552	129,076	101,186
• PP - Polypropylene	12,858	15,876	19,588	28,389	23,549	27,374	13,617
• Total (PE´s + PP)	93,186	120,595	125,859	146,666	134,101	156,450	114,803

Vinyls Unit
• PVC - Polyvinyl Chlorid	12,831	8,309	6,958	4,300	17,455	10,872	7,216
• Caustic Soda	-	-	-	6,220	4,113	-	-
• EDC	38,980	34,145	17,969	13,002	36,190	12,373	31,202
• Chlorine	-	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	-	-	-	-	-	-	-
• Propylene	29,606	25,359	29,261	25,277	24,553	29,828	21,712
• Benzene	41,092	43,396	53,472	52,567	45,579	57,530	64,567
• Butadiene	6,376	3,200	-	-	-	-	-
• Toluene	-	-	-	-	-	10,496	-
• Fuel (m3)	-	-	30,777	-	-	14,996	-
• Para-xylene	-	13,226	5,248	20,096	23,507	14,695	49,285
• Ortho-xylene	2,087	4,093	3,556	4,192	4,193	-	-
• Isoprene	13	14	14	14	-	830	2,517
• Butene 1	1,540	-	-	-	-	772	-
• Mixed Xylene	6,885	2,060	3,828	-	9,219	13,535	1,908

Business Development
• PET	425	10,650	1,304	1,000	353	249	516
• Caprolactam	4,771	2,871	4,860	5,250	7,788	4,675	5,776

* Considers 100% of Politeno

EXHIBIT XIV
Braskem Net Revenue – Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ million	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07

Polyolefins Unit
• PE´s - Polyethylene	556	534	595	517	549	635	698
• PP - Polypropylene	347	374	444	351	391	437	445
• Total (PE´s + PP)	902	907	1,039	868	941	1,072	1,144

Vinyls Unit
• PVC - Polyvinyl Chloride	245	228	278	257	255	276	312
• Caustic Soda	101	86	85	85	83	88	95
• EDC	-	-	-	-	-	-	-
• Chlorine	7	7	8	8	9	8	7

Basic Petrochemical Unit
• Ethylene	129	139	123	132	139	136	119
• Propylene	179	155	200	153	172	206	193
• Benzene	63	69	80	83	82	76	67
• Butadiene	73	85	95	88	92	70	98
• Toluene	12	14	18	18	18	12	19
• Fuel	72	124	76	81	68	51	93
• Para-xylene	31	20	47	(0)	-	-	-
• Ortho-xylene	26	30	41	39	32	39	40
• Isoprene	17	23	19	12	11	7	5
• Butene 1	14	13	16	15	15	11	16
• Mixed Xylene	17	17	25	20	20	23	24

Business Development
• PET	27	33	46	47	54	40	38
• Caprolactam	42	41	25	19	25	26	25

Others	188	79	195	196	155	153	150

Total	2,145	2,072	2,417	2,122	2,171	2,296	2,444
* Considers 100% of Politeno

EXHIBIT XV
Braskem Net Revenue – Export Market
(R$ million)

EXPORT MARKET - Net Revenue

R$ million	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07

Polyolefins Unit
• PE´s - Polyethylene	208	271	315	325	301	355	284
• PP - Polypropylene	32	41	54	73	61	72	38
• Total (PE´s + PP)	239	313	369	398	362	427	321

Vinyls Unit
• PVC - Polyvinyl Chloride	23	16	15	10	34	22	15
• Caustic Soda	-	-	-	3	3	-	-
• EDC	14	17	12	10	26	8	20
• Chlorine	-	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	-	-	-	-	-	-	-
• Propylene	49	43	54	53	45	57	43
• Benzene	68	76	126	113	101	129	128
• Butadiene	11	6	-	-	-	-	-
• Toluene	-	-	-	-	-	17	-
• Fuel	-	-	42	-	-	20	0
• Para-xylene	-	28	12	45	49	33	100
• Ortho-xylene	3	6	8	7	8	-	-
• Isoprene	0	0	0	0	-	5	14
• Butene 1	2	-	-	-	-	1	-
• Mixed Xylene	9	3	7	-	12	22	2

Business Development
• PET	1	29	2	3	1	1	1
• Caprolactam	20	12	22	24	36	23	25

Others	143	209	191	187	17	73	35

Total	583	760	860	853	694	838	704
* Considers 100% of Politeno

     EXHIBIT XVI
Copesul Income Statement
(R$ million)

Income Statement	3Q07 (A)	2Q07 (B)	3Q06 (C)	change	change	9M07 (D)	9M06 (E)	change
				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)

Gross revenue	2,001	2,501	2,218	(20)	(10)	6,669	6,022	11
Net revenue	1,587	2,058	1,728	(23)	(8)	5,372	4,645	16
Cost of goods sold	(1,432)	(1,790)	(1,515)	(20)	(5)	(4,620)	(3,951)	17
Gross profit	154	267	213	(42)	(27)	752	695	8
Selling expenses	(21)	(10)	(12)	124	85	(43)	(29)	45
General and Administrative expenses	(8)	(27)	(18)	(72)	(57)	(61)	(50)	22
Depreciation and amortization	(3)	(3)	(3)	7	8	(9)	(9)	2
Other operating income (expenses)	2	2	2	45	16	3	13	(79)
Operating profit before financial result	124	229	182	(46)	(32)	641	619	4
Net financial result	9	(2)	(3)	-	-	12	(19)	-
Operating profit (loss)	133	227	179	(41)	(26)	653	600	9
Other non-operating revenue (expenses)	(2)	(4)	1	(52)	-	(8)	(4)	131
Profit (loss) before income tax and social contribution	131	224	180	(41)	(27)	645	597	8
Income tax / social contribution	(42)	(75)	(58)	(44)	(28)	(214)	(190)	12
Profit Sharing	(7)	(5)	-	-	-	(12)	-	-
Net profit (loss)	83	144	122	(42)	(32)	420	407	3

						-	-

EBITDA	184	288	241	(36)	(24)	818	793	3
EBITDA Margin	11.6%	14.0%	14.0% .	-2.4 p.p	-2.4 p.p.	15.2%	17.1%	-1.9 p.p.
-Depreciacion and Amortization	60	59	59	2	1	177	174	1
• Cost	57	56	56	-	-	167	165	1
• Expense	3	3	3	7	8	9	9	2

EXHIBIT XVII
Copesul Balance Sheet
(R$ million)

ASSETS	09/30/2007	06/30/2007	change (%)
	(A)	(B)	(A)/(B)
Current Assets	1,441	1,643	(12)
• Cash and Cash Equivalents	524	689	(24)
• Accounts Receivable	138	200	(31)
• Inventories	526	566	(7)
• Recoverable Taxes	228	161	41
• Advances to Suppliers	5	9	(44)
• Others	21	19	11
Long-Term Assets	281	164	71
• Compulsory Deposits and Escrow accounts	10	10	(0)
• Deferred income taxes and social contribution	17	17	0
• Recoverable Taxes	135	131	3
• Others	119	6	2,018
Fixed Assets	999	988	1
•Investments	3	2	61
•Plant, property and equipment	987	977	1
•Deferred	9	9	(3)

Total Assets	2,722	2,795	(3)

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2007	06/30/2007	change (%)
	(A)	(B)	(A)/(B)
Current	765	870	(12)
• Suppliers	320	488	(34)
• Short-term financing	85	72	18
• Salaries and social charges	42	34	25
• Dividends/Interest on Equity	4	4	(2)
• Income Tax Payable	233	184	26
• Taxes Payable	60	69	(13)
• Advances from Clients	13	8	52
• Others	7	10	(23)
Long-Term Liabilities	241	291	(17)
• Long-term financing	157	205	(24)
• Taxes Payable	43	45	(5)
• Others	41	40	2
Shareholders' Equity	1,716	1,635	5
• Capital	910	910	0
• Revaluation Reserves	54	61	(12)
• Capital Reserves	238	238	0
• Profit reserve	79	79	0
• Retained Earnings (Losses)	435	347	25

Total Liabilities and Shareholders' Equity	2,722	2,795	(3)

EXHIBIT XVIII
Copesul Production, Sales Volume and Net Revenue
(R$ million)

Production Volume - tons	3Q07 (A)	2Q07 (B)	3Q06 (C)	change	change	9M07 (D)	9M06	change
				% (A)/	% (A)/			% (D)/
				(B)	(C)			(E)

• Ethylene	296,588	302,918	311,146	(2)	(5)	895,816	889,685	1
• Propylene	156,061	155,018	167,155	1	(7)	466,556	471,968	(1)
• Benzene	76,437	77,344	79,337	(1)	(4)	236,744	221,838	7

Sales Volume - tons	3Q07 (A)	2Q07 (B)	3Q06 (C)	change	change	9M07 (D)	9M06	change
				% (A)/	% (A)/			% (D)/
				(B)	(C)			(E)

Total
• Ethylene	303,540	303,117	305,165	0	(1)	906,607	877,276	3
• Propylene	154,767	155,672	167,481	(1)	(8)	465,714	471,862	(1)
• Benzene	75,850	78,261	72,028	(3)	5	238,160	213,287	12

Net Revenue R$ million	3Q07 (A)	2Q07 (B)	3Q06 (C)	change	change	9M07 (D)	9M06	change
				% (A)/	% (A)/			% (D)/
				(B)	(C)			(E)

Total
• Ethylene	670	688	724	(3)	(7)	2,025	2,004	1
• Propylene	339	347	377	(2)	(10)	1,036	1,065	(3)
• Benzene	159	180	169	(12)	(6)	521	395	32

EXHIBIT XIX
Ipiranga Petroquímica Income Statement
(R$ million)

Income Statement	3Q07 (A)	2Q07 (B)	3Q06 (C)	change	change	9M07 (D)	9M06 (E)	change
				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)
Gross revenue	748	606	670	24	12	2,013	1,904	6
Net revenue	563	472	509	19	11	1,538	1,435	7
Cost of goods sold	(435)	(392)	(432)	11	1	(1,244)	(1,261)	(1)
Gross profit	127	80	77	59	66	294	174	69
Selling expenses	(8)	(14)	(13)	(43)	(36)	(36)	(30)	22
General and Administrative expenses	(14)	(19)	(15)	(27)	(11)	(49)	(46)	6
Depreciation and amortization	(2)	(1)	(0)	53	-	(4)	(1)	-
Other operating income (expenses)	(13)	14	0	-	-	(2)	0	-
Investments in Associated Companies	32	47	44	(32)	(28)	136	155	(12)
•Equity Result	32	47	44	(32)	(28)	136	155	(12)
Operating profit before financial result	123	106	93	15	32	338	252	34
Net financial result	(17)	5	(34)	-	(51)	(15)	(40)	(63)
Operating profit (loss)	106	111	59	(4)	80	324	212	53
Other non-operating revenue (expenses)	(0)	5	(0)	-	-	4	(0)	-
Profit (loss) before income tax and social contribution	106	115	59	(8)	80	328	212	55
Income tax / social contribution	(18)	(18)	2	(0)	-	(49)	3	-
Net profit (loss)	88	98	60	(10)	46	279	215	30

EBITDA	100	68	56	46	77	228	120	90
EBITDA Margin	17.7%	14.4%	11.1%	+3.3 p.p.	+6.6 p.p.	14.8%	8.3%	+6.5 p.p.
-Depreciacion and Amortization	9	8	8	6	15	25	23	12
• Cost	7	7	7	(1)	(2)	21	21	(1)
• Expense	2	1	0	53	-	4	1	-

EXHIBIT XX
Ipiranga Petroquímica Balance Sheet
(R$ million)

ASSETS	09/30/2007	06/30/2007	change (%)
	(A)	(B)	(A)/(B)
Current Assets	705	668	6
• Cash and Cash Equivalents	58	35	66
• Accounts Receivable	344	327	5
• Inventories	186	195	(5)
• Recoverable Taxes	64	62	3
• Advances to Suppliers	8	11	(27)
• Others	45	37	21
Long-Term Assets	219	241	(9)
• Related Parties	0	0	-
• Compulsory Deposits and Escrow accounts	4	6	(34)
• Deferred income taxes and social contribution	120	118	1
• Recoverable Taxes	87	2	4,873
• Others	8	115	(93)
Fixed Assets	1,173	1,080	9
•Investments	602	571	6
•Plant, property and equipment	498	501	(1)
•Deferred	73	8	824

Total Assets	2,097	1,989	5

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2007	06/30/2007	change (%)
	(A)	(B)	(A)/(B)
Current	879	767	15
• Suppliers	599	584	3
• Short-term financing	214	126	70
• Salaries and social charges	17	13	32
• Dividends/Interest on Equity	0	0	0
• Income Tax Payable	21	6	258
• Taxes Payable	12	23	(48)
• Advances from Clients	8	7	14
• Others	8	8	(2)
Long-Term Liabilities	461	500	(8)
• Long-term financing	402	436	(8)
• Taxes Payable	44	52	(16)
• Others	15	12	29
Shareholders' Equity	756	721	5
• Capital	303	303	0
• Revaluation Reserves	47	47	0
• Profit reserve	132	185	(29)
• Retained Earnings (Losses)	274	187	47

Total Liabilities and Shareholders' Equity	2,097	1,989	5

EXHIBIT XXI
Ipiranga Petroquímica Production, Sales Volume and Net Revenue
(R$ million)

Production Volume -	3Q07	2Q07	3Q06	change%	change%	9M07	9M06	change%
tons	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)	(D)	(E)	(D)/ (E)

• PE´s	120,185	118,917	122,939	1	(2)	362,027	366,391	(1)
• PP	36,082	36,431	38,843	(1)	(7)	109,449	108,442	1
• Total (PE´s + PP)	156,267	155,348	161,782	1	(3)	471,476	474,833	(1)

Sales Volume - tons	3Q07	2Q07	3Q06	change%	change%	9M07	9M06	change%
	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)	(D)	(E)	(D)/ (E)

Domestic Market
• PE´s	80,881	64,096	75,880	26	7	214,693	219,566	(2)
• PP	26,892	25,929	33,397	4	(19)	82,665	97,226	(15)
• Total (PE´s + PP)	107,773	90,025	109,277	20	(1)	297,358	316,792	(6)

Export Market
• PE´s	43,810	46,654	43,376	(6)	1	140,445	135,432	4
• PP	7,666	13,242	2,187	(42)	251	24,858	12,945	92
• Total (PE´s + PP)	51,476	59,896	45,563	(14)	13	165,303	148,377	11

Net Revenue	3Q07	2Q07	3Q06	change%	change%	9M07	9M06	change%
R$ million	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)	(D)	(E)	(D)/ (E)

Domestic Market
• PE´s	318	220	249	45	28	778	693	12
• PP	104	92	114	13	(9)	301	317	(5)
• Total (PE´s + PP)	422	312	363	35	16	1,079	1,010	7

Export Market
• PE´s	121	126	140	(4)	(13)	393	392	0
• PP	20	34	7	(41)	195	65	33	99
• Total (PE´s + PP)	141	160	146	(12)	(4)	458	425	8

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.